January 8, 2013

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Seacoast Banking Corporation of Florida

Form 10-K/A for the Year Ended December 31, 2011

Filed March 26, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 8, 2012

File No. 000-13660

Dear Mr. Nolan:

This letter sets forth the responses of Seacoast Banking Corporation of Florida (the “Company”) to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter, dated September 26, 2012. We apologize for the delay in responding to your correspondence, but as you are aware we did not receive a copy of the comment letter until mid-December due to an incorrect email address used by the Staff. The numbered paragraphs below correspond to the numbered paragraphs in your letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and are also delivering a copy of the submission to your attention via overnight delivery.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance and Provision for Loan Losses, page 6

1.	We note your disclosure on page 8 that you consider historical losses for the graded loan portfolio based on historical migration of actual losses by grade and a range of losses over various periods. Please tell us and revise future filings to disclose more specifically the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

RESPONSE: For the graded loans, historical losses are calculated using a loss migration over 4, 8, 12, 16, 20 and 24 quarter intervals. Minimum and maximum average historical loss rates over one to five years are referenced in setting the loss factors by grade within the graded loan portfolio.

Mr. John P. Nolan January 8, 2013 Page 2 of 6

Management uses historical losses as the starting point in its analysis, and qualitative elements are also considered to capture trends within each portion of the graded portfolio. The direction and expectations of past due loans, charge-offs, non-accruals, classified loans, the loan portfolio mix, market conditions, and risk management controls are all considered in setting loss factors for the graded portfolio.

The loan loss migration indicates that the minimum and maximum average loss rates and the median loss rates over the past several quarters have been declining. The level of criticized and classified loans has also declined as a result of a combination of upgrades, loan payoff and loan sales, which have reduced the overall risk profile in the portfolio. Additionally, the risk profile has declined given the dramatic shift in complexion of the portfolio, more specifically, as a result of an overall reduced level of commercial real estate loan concentrations.

The Company will include the additional disclosure requested in the Staff’s comments above in its future filings with the Commission, as applicable.

2.	We also note that you consider historical losses over the prior 12 months for non-graded loan portfolios. Please tell us and revise future filings to disclose how you consider historical losses greater than 12 months when determining the general allowance for these loan portfolios. Please be specific, especially in light of the significant charge-offs and provisions for loan losses in prior periods.

RESPONSE: Residential and consumer loans (installment, secured lines, and unsecured lines) are analyzed differently as risk ratings, or grades, are not assigned to individual loans. Residential and consumer loan losses are tracked on a pool basis and monthly histories are averaged for a rolling 12-month historical loss rate. Management believes the recent 12-month loss history is most appropriate as it best represents the allowance for loan losses needed for the current mix of vintages of loans in the portfolio and not the vintages that produced the significant losses in prior years. A prospective loss analysis forecasting credit trends provides opportunity to incorporate views of various loan or property types, loan-to-value ratios, loan concentrations, and economic and environmental factors. Management meets quarterly and, among other matters, discusses local, regional and national foreclosure and economic trends, which supports its judgment related to this prospective analysis. The weighting between the components of historic losses and prospective loss factors are determined by management based on performance expectations.

The Company will include the additional disclosure requested in the Staff’s comments above in its future filings with the Commission, as applicable.

Form 10-Q for the Fiscal Period Ended June 30, 2012

Part I. Financial Information

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

General

3.	Please revise future filings to address the disclosure requirements of ASC 855-10 concerning subsequent events.

Mr. John P. Nolan January 8, 2013 Page 3 of 6

RESPONSE: There were no subsequent events to be disclosed in the Company’s Form 10-Q for the fiscal period ended June 30, 2012 in accordance with the requirements of ASC 855-10. However, to the extent applicable, the Company will disclose such subsequent events in future filings with the Commission.

4.	Please consider revising future filings to group footnotes next to each other that include further disclosure for similar financial statements items. For example, please consider grouping footnotes E and J next to each other, which include additional disclosures for loans and impaired loans and the allowance for loan losses.

RESPONSE: The Company will plan to group footnotes that include further disclosure for similar financial statement items next to each other in its future filings, as suggested by the Staff.

Note D – Fair Value Instruments Measured at Fair Value, page 10

5.	Please consider revising future filings to separately present, in a tabular format, assets and liabilities measured at fair value using recurring fair value measurements and assets and liabilities measured at fair value using nonrecurring fair value measurements.

RESPONSE: The Company believes the tabular format in Note D with added disclosure for recurring fair value measurements as amended below in footnotes 3 and 4 addresses this comment.

Under ASC 820, fair value measurements for items measured at fair value on a recurring and nonrecurring basis at June 30, 2012 and 2011 included:

(Dollars in thousands)	Fair Value Measurements	Quoted Prices in Active Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2012
Available for sale securities (3)	$562,691	$1,714	$560,977	$0
Loans available for sale (4)	11,186	0	11,186	0
Loans (1)	34,468	0	12,802	21,666
Other real estate owned (2)	7,219	0	1,783	5,436
June 30, 2011
Available for sale securities (3)	$611,231	$4,224	$607,007	$0
Loans available for sale (4)	4,758	0	4,758	0
Loans (1)	32,124	0	10,873	21,251
Other real estate owned (2)	25,877	0	2,553	23,324

____________

(1)	See Note E. Nonrecurring fair value adjustments to loans identified as impaired reflect full or partial write-downs that are based on the loan’s observable market price or current appraised value of the collateral in accordance with ASC 310.
(2)	Fair value is measured on a nonrecurring basis in accordance with ASC 360.
(3)	See Note H for further detail of recurring fair value basis of individual investment categories.
(4)	Recurring fair value basis determined using observable market data.

The Company will include the applicable information in the table above as requested in the Staff’s comments above in its future filings with the Commission.

Mr. John P. Nolan January 8, 2013 Page 4 of 6

6.	Please tell us and revise future filings to disclose a description of the valuation technique(s) and the inputs used in the fair value measurement for recurring and nonrecurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy in accordance with ASC 820-10-50-2-bbb.

RESPONSE: The fair value of impaired loans, which are not troubled debt restructurings (TDRs), is based on recent real estate appraisals less estimated costs of sale. For residential real estate impaired loans, appraised values or internal evaluation are based on the comparative sales approach. These impaired loans are considered a Level 2 in the fair value hierarchy. For commercial and commercial real estate impaired loan, evaluators may use either a single valuation approach or a combination of approaches, such as comparative sales, cost and/or income approach. A significant unobservable input in the income approach is the estimated capitalization rate for a given piece of collateral. At June 30, 2012, the range of capitalization rates utilized to determine fair value of the underlying collateral ranged from 8% to 9%. Adjustments to comparable sales may be made by an appraiser to reflect local market conditions or other economic factors and may result in changes in the fair value of a given asset over time. As such, the fair value of these impaired loans is considered a Level 3 in the fair value hierarchy.

Fair value of available for sale securities are determined using valuation techniques for individual investments as disclosed in Note H.

The Company will include the additional disclosure requested in the Staff’s comments above in its future filings with the Commission, as applicable.

7.	Please revise future filings to include the disclosure requirements of ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed.

RESPONSE: The carrying value amount and fair values for other financial instruments that are not measured at fair value on a recurring basis in the balance sheet at June 30, 2012 are as follows:

	June 30, 2012
	Carrying	Fair Value Level
(Dollars in thousands)	Amount	Level 1	Level 2	Level 3	Total
Assets:
Securities held to maturity	$17,122	$0	$17,799	$0	$17,799
Loans, net	1,196,719	0	1,204,843	21,666	1,226,509
Loans held for sale	11,186	0	11,186	0	11,186
Liabilities:
Deposits	1,689,584	0	1,691,984	0	1,691,984
Borrowings	189,489	0	195,123	0	195,123
Long-term debt	53,610	0	0	32,166	32,166

The Company will include the additional disclosure requested in the Staff’s comments above in its future filings with the Commission, as applicable.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses, page 47

Mr. John P. Nolan January 8, 2013 Page 5 of 6

8.	We note your disclosure on pages 47-51 discussing the trends in the loan portfolio and allowance for loan losses during 2012. Please tell us in detail and revise future filings to more comprehensively bridge the gap between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

RESPONSE: The reduced level of impaired loans and lower classified loans (special mention and substandard grades) contributed to a lower risk of loss and the lower allowance for loan losses as of June 30, 2012 compared to a year ago. The risk profile for the loan portfolio has been reduced by strengthening credit management methodologies and implementing a low-risk “back-to-basics” strategic plan for loan growth.

New loan production has shifted to adjustable rate residential real estate loans, owner-occupied commercial real estate and small business loans for professionals and businesses, and consumer lending. Strategies, processes and controls are in place to ensure that new loan production is well underwritten and maintains a focus on smaller, more diversified and lower-risk lending.

Aided by initiatives embodied in new loan programs and continued aggressive collection actions, the portfolio mix has changed dramatically and has become more diversified. The improved mix is most evident by the significant reductions in the income producing commercial real estate and construction and land development portfolios over the last several years, as demonstrated by the following table:

(Dollars in thousands)	6/30/2010	6/30/2011	6/30/2012
Special Mention Loans	53,126	65,633	40,990
Substandard Loans	6,306	6,254	22,993
Total Criticized & Classified Loans	59,432	71,887	63,983

Special Mention Loans	20.13%	26.90%	17.60%
Substandard Loans	2.39%	2.56%	9.88%
Total Crit. & Classified Loans % Tier 1 & ALLL	22.52%	29.46%	27.48%

Total Impaired Loans	157,361	106,403	103,324

Total Non-Performing Assets	109,903	72,042	55,701
Total Loans + OREO	1,319,618	1,214,822	1,228,573
NPA %	8.33%	5.93%	4.53%

Mr. John P. Nolan January 8, 2013 Page 6 of 6

The Company will include the additional disclosure requested in the Staff’s comments above in its future filings with the Commission, as applicable.

In connection with these responses to the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of this matter. If you have any additional questions please do not hesitate to contact me at 772-221-2825.

Sincerely,

/s/ William R. Hahl

William R. Hahl

Executive Vice President and Chief Financial Officer

Seacoast Banking Corporation of Florida